200 East Basse Road San Antonio, Texas 78209

April 23, 2015

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Carlos Pacho, Senior Assistant Chief Accountant
Inessa Kessman
Terry French

Re:	iHeartMedia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 000-53354

Ladies and Gentlemen:

Set forth below is the response of iHeartMedia, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on February 19, 2015.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Please tell us the consideration given to expanding your discussion of segment revenue, direct operating expenses and SG&A expenses to quantify and discuss the significant components within operating income that would enable readers to understand your business better. For example, you state “iHM revenue increased $29.9 million during 2014 compared to 2013 driven primarily by political advertising, our traffic and weather business and the impact of strategic sales initiatives, and higher core national broadcast revenues, including events and digital revenue. Digital streaming revenue was higher for the year as a result of increased advertising on our iHeartRadio platform. Partially offsetting these increases was a decrease in core local broadcast radio and syndication revenue.” However, you do not quantify these changes or provide the actual revenue figures necessary to put these changes in proper context.

Also, since there appears to be significant growth in digital advertising across all of your segments, please tell us the consideration given to quantifying the growth in digital versus the decline in traditional advertising to enable investors to understand your trends and their effect on revenue and operating income. Please refer to Items 303(A)(3) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response: We acknowledge the Staff’s comment and we agree that including an appropriate level of detail is necessary to provide investors with a meaningful understanding of the Company’s results of operations, and that focusing disclosure on the primary, significant and material drivers of revenue, direct operating expenses and SG&A and eliminating disclosure relating to immaterial details best promotes an investors’ understanding of the key variables which are peculiar to and necessary for an understanding and evaluation of the Company’s results of operations. In response to the Staff’s comment, the Company intends to modify its segment disclosure in the Company’s future periodic reports, including the impact of the primary drivers of segment revenue, direct operating expenses and SG&A, and to quantify such drivers to the extent material to an understanding and evaluation of the Company’s results of operations.

With respect to the Company’s consideration of quantifying the growth in digital advertising, the Company respectfully submits that the Company has evaluated the impact of digital advertising on each of its segments and the Company as a whole. Where digital advertising may have a material impact, such as in the Company’s Americas outdoor segment, the Company intends to quantify that impact on a going forward basis to the extent it represents a significant driver of the segment’s results of operations in the relevant period. With respect to the Company’s iHM and International outdoor segments, digital advertising is not a material component of either segment’s results of operations. The Company continues to monitor the impact of digital advertising and any significant trends in the growth of digital advertising that may result in a material impact on the results of operations of the iHM or International outdoor segments and the Company as a whole. At such time that digital advertising has a material impact on the results of operations of these segments or the Company as a whole, the Company undertakes to disclose that impact and quantify it where appropriate.

Finally, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 822-2828.

Sincerely,

/S/ RICHARD J. BRESSLER
Richard J. Bressler President, Chief Operating Officer and Chief Financial Officer